Offer to Purchase for Cash up to 4.4 million Shares of its

Common Stock, Without Nominal or Par Value,

at a Purchase Price of $42.00 Per Share

by

Blair Corporation

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 12:00 MIDNIGHT, EASTERN TIME,

ON TUESDAY, AUGUST 16, 2005, UNLESS THE TENDER OFFER IS EXTENDED.

July 20, 2005

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Blair Corporation, a Delaware corporation (“Blair”), has appointed us to act as the dealer manager in connection with its offer to purchase for cash up to 4.4 million shares of its common stock, without nominal or par value (“Blair Common Stock”), at a purchase price of $42.00 per share, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated July 20, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as may be amended and supplemented from time to time, together constitute the tender offer.

Blair will purchase 4.4 million shares of Blair Common Stock properly tendered and not properly withdrawn before the “expiration date” (as defined in Section 1 of the Offer to Purchase), or such lesser number of shares as are properly tendered and not properly withdrawn, at a price of $42.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer, including the proration and conditional tender provisions thereof. Blair reserves the right, in its sole discretion, to purchase more than 4.4 million shares of Blair Common Stock under the tender offer, subject to applicable legal requirements. Shares of Blair common stock tendered and not purchased because of proration or conditional tender will be returned promptly after the expiration date at the expense of Blair to the stockholders who tendered such shares. See Section 1 of the Offer to Purchase.

If, at the expiration date, more than 4.4 million shares of Blair Common Stock, or such greater number of shares as Blair may elect to purchase in accordance with applicable legal requirements, are properly tendered and not properly withdrawn, Blair will, upon the terms and subject to the conditions of the tender offer, accept such shares for purchase on a pro rata basis from all such tendering stockholders, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase.

The tender offer is not conditioned on any minimum number of shares of Blair Common Stock being tendered. The tender offer is, however, subject to other conditions. See Section 7 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold shares of Blair Common Stock registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated July 20, 2005;

2.	Letter of Transmittal for your use and for the information of your clients (together with accompanying instructions and Substitute Form W-9);

3.	Notice of Guaranteed Delivery to be used to accept the tender offer if the share certificates and all other required documents cannot be delivered to the depositary before the expiration date or if the procedure for book-entry transfer cannot be completed before the expiration date;

4.	Letter to clients that you may send to your clients for whose accounts you hold shares of Blair Common Stock registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the tender offer;

5.	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9;

6.	Letter dated July 20, 2005, from the Chairman of the Board of Directors of Blair and Chief Executive Officer to stockholders of Blair; and

7.	Return envelope addressed to the depositary.

We urge you to contact your clients as promptly as possible. The tender offer, proration period and withdrawal rights will expire at 12:00 midnight, Eastern Time, on Tuesday, August 16, 2005, unless the tender offer is extended.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares of Blair Common Stock under the tender offer other than fees paid to the dealer manager and the information agent, as described in the Offer to Purchase. Blair will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares of Blair Common Stock held by you as a nominee or in a fiduciary capacity. Blair will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the Offer to Purchase and Letter of Transmittal.

In order to take advantage of the tender offer, a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees or an Agents’ Message, in the case of a book-entry transfer and any other required documents, must be sent to the depositary with either a certificate or certificates representing the tendered shares of Blair Common Stock or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Offer to Purchase and Letter of Transmittal.

Holders of shares of Blair Common Stock whose certificate(s) for such shares are not immediately available, holders who cannot deliver such certificate(s) and all other required documents to the depositary or holders who cannot complete the procedures for book-entry transfer before the expiration date must tender their shares according to the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

The Board of Directors of Blair has approved the tender offer. However, neither Blair nor its Board of Directors nor the dealer manager makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares of Blair Common Stock. Stockholders must make their own decision as to whether to tender their shares of Blair Common Stock and, if so, how many shares to tender. Stockholders should discuss whether to tender all or any portion of their shares with their brokers or other financial and tax advisors.

Any inquiries you may have with respect to the tender offer should be addressed to Stephens Inc., the dealer manager of the tender offer, or to Georgeson Shareholder Communications Inc., the information agent of the tender offer, at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

Additional copies of the enclosed material may be obtained from Georgeson Shareholder Communications Inc., by calling them collect at: (212) 440-9800.

Very truly yours,

Stephens Inc.

Enclosures

Nothing contained herein or in the enclosed documents shall make you or any other person an agent of Blair, the dealer manager, the information agent or the depositary or any affiliate of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the tender offer other than the documents enclosed herewith and the statements contained therein.